Table of Contents

BY-LAWS OF CPFL ENERGIA S.A.

CHAPTER I

CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation.

Sole Paragraph – With the admission of the shares of the Company in the special listing segment named Novo Mercado of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, its Directors and Officers and the Audit Committee members, when installed, shall obey by the Bylaws of the Novo Mercado (“Bylaws of Novo Mercado”).

Article 2 - The Company has as its corporate purpose to:

(a)       foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities;

(b)       render services related to electricity, telecommunications and data transmission transactions, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c)       hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as purpose fostering, building, setting up and commercially explore projects for the electricity generation, distribution, transmission and sale and related services.

Article 3 - The Company, with its head office and jurisdiction in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia, CEP 04547-005, may open and close branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 - The subscribed and paid in capital stock of the Company is four billion, seven hundred and ninety-three million, four hundred and twenty-four thousand, three hundred and fifty-six reais and sixty-two centavos (R$4,793,424,356.62), divided into nine hundred and sixty-two million, two hundred and seventy-four thousand, two hundred and sixty (962,274,260) common registered  shares, with no par value.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares.

Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws. The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days. The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law No. 6,404/76 (Brazilian Corporate Law). In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law.

Paragraph 4 - The shares shall be paid up in cash.

Paragraph 5 - The shareholder who fails to pay in it subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, counted as of the first (1st) day as of the failure to perform the obligation, monetarily adjusted as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions.

Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement.

Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals rendering services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders’ Meeting.

Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Article 8 - It is prohibited to the Company to issue preferred shares or founders’ shares.

CHAPTER III

THE SHAREHOLDERS MEETING

Article 9 - The Shareholders’ Meeting shall meet regularly by April 30 of each year, pursuant to the law, in order to:

a)         decide on the management accounts referring to the last fiscal year;

b)         examine, discuss and vote the financial statements, accompanied by the opinion of the Audit Committee;

c)         decide on the allocation of the net profit of the fiscal year and distribution of dividends;

d)         elect the effective and alternate members of the Audit Committee;

e)         elect the effective and alternate members of the Board of Directors; and

f)          determine the global compensation of the members of the Board of Directors and of the Board of Officers, as well as the compensation of the Audit Committee.

Article 10 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Audit Committee, or by shareholders, in accordance with the Law.

Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders’ Meeting shall approve:

a)         the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission;

b)         the delisting from the Novo Mercado of BM&FBOVESPA;

c)         the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters IX and X of these Bylaws, based on a list of three selected firms provided by the Board of Directors; and]

d)         plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders.

Article 11  - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Sole Paragraph - The Chairman shall observe and make sure the provisions of the shareholders agreement filed at the head office of the Company are fulfilled, and shall not allow that votes infringing provisions of such agreements are computed.

Article 12  - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the head offices up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if he/she/it has not delivered such documents previously.

CHAPTER IV

MANAGEMENT BODIES

SECTION I

General Provisions Applicable to the Management Bodies

Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Officers.

Sole paragraph. The roles of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Article 14  - The members of the Board of Directors and of the Board of Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book and the Instrument of Consent of the Managers that is referred to in the Bylaws of Novo Mercado, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Paragraph 1 - The managers of the Company must adhere to the Policy for the Disclosure of Material Act or Fact and Policy for Trading Securities Issued by the Company, upon signature of the respective Instrument.

Paragraph 2 - The members of the Board of Directors appointed by the controlling shareholders and of the Board of Officers shall also sign a term of Accession to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.

SECTION II

The Board of Directors

Article 15 - The Board of Directors shall be composed of at least seven (7) and no more than nine (9) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Paragraph 1 – At least twenty per cent (20%) of the members of the Board of Directors of the Company shall be Independent Directors, according to the definition included in the Bylaws of Novo Mercado and expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Article 239 and Paragraphs 4 and 5 of Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Paragraph 2 - When the percentage requirement referred to in the Paragraph above, results in a fractional number of Directors, the fraction will be rounded up to the next whole number: (i) immediately superior, if the fraction equals to or exceeds five tenths (0.5); or (ii) immediately inferior, if the fraction falls bellow five tenths (0.5), according to the Bylaws of Novo Mercado.

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his/her(their) absence(s) or occasional impediment(s), observing the provisions set out in Article 16, Paragraph 1, of these Bylaws.

Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the head office.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, he/she shall be replaced in his/her functions, by the Vice Chairman or, in his/her absence, by another Member of the Board of Directors that he/she may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Article 17 - The duties of the Board of Directors are to:

a) elect the Chief Executive Officer and the Vice President Officers, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting;

b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual reviews;

c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about executed contracts, or contracts to be executed, and any other acts;

d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

e) express its opinion on the Management’s Report, the accounts of the Board of Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

f) approve the retaining of depositary institutions for the rendering of book entry shares services;

g) decide on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws;

h) decide on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article;

i) decide on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force;

j) decide on the appointment and/or dismissal of the independent auditors of the Company;

k) decide on obtaining loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan;

l) define a triple nomination list of firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters IX and X of these Bylaws.

m) decide on the acquisition of any fixed asset in an amount equal to or higher than twenty million reais (R$20,000,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than two million reais (R$2,000,000.00);

n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares;

o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$5,000,000.00);

p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$20,000,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

q) express its opinion on the matters that the Board of Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

r) decide on the incorporation and winding up of controlled companies and on the acquisition or disposal of interest in other companies;

s) decide on any change in the Company’s human resources policy that may have a substantial impact on the costs;

t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Board of Officers;

u) establish any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company, and establish any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning interests and activities of the Company and/or, directly or indirectly, companies controlled by the Company;

v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on net equity;

w) decide on the establishment of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

x) approve the internal regulation of the Board of Directors and of the Committees and Commissions to be established;

y) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company;

z) previously approve any amendment to a concession agreement executed by the Company or any directly or indirectly controlled company, or associated companies;

aa) approve the Company’s Annual Corporate Events Calendar pursuant to the Bylaws of Novo Mercado provided by BM&FBOVESPA;

ab) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least (i) the timing and convenience of the tender offer of acquisition of shares regarding the interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer for the acquisition of shares on the business interests of the Company; (iii) the offer’s announced strategic plans for the Company; and (iv) any other point of consideration the Board of Directors may deem relevant, as well as the information required under the applicable rules determined by CVM;

ac) exercise the other powers granted upon it by the law or by these Bylaws, and

ad) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, but may however be held more frequently if the Chairman of Board of Directors so requests, by his/her own initiative or at the request of any of its member, by the vote of the majority of those in attendance (with the mandatory presence among them of the Chairman or Vice Chairman). Board members may participate in meetings of the Board of Directors by conference call or video conference.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda.

Paragraph 7 – At the meetings of the Board of Directors, a Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SECTION III

The Board of Officers

Article 18 - The Board of Officers shall be comprised of six (6) members, one of them to act as Chief Executive Officer, one as Operations Vice President Officer, one as Institutional Relations Vice President Officer; one as Business Development Vice President Officer, one as Financial Vice President Officer, who shall also perform the duties of Investors Relations Officer, and one as Administrative Vice President Officer.

Sole Paragraph - The respective duties of the members of the Board of Officers are:

a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled companies, to promote the development and the execution of corporate strategy, including risk management and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i)        call and chair the meetings of the Board of Officers;

(ii)       grant leave to the members of the Board of Officers and appoint their substitutes;

(iii)      coordinate and guide the work of the Vice President Officers;

(iv)      recommend to the Board of Directors the areas of each Vice President Officer;

(v)       make decisions of an urgent nature within the scope of duties of the Board of Officers, “ad referendum” of the latter;

(vi)      represent the Company in the Shareholders Meetings and/or quotaholders’ meetings of the Company and companies which the Company holds an interest, or appoint a Vice President Officer or attorney-in-fact to represent him/her;

(vii)     receive summons and represent the Company in court or outside it, or appoint a Vice President Officer to do so;

b) Of the Operations Vice President Officer, to direct and lead the businesses of generation, commercialization and distribution of energy, as well as the services rendered by the Company's subsidiaries, to propose and manage the investments related to all of these businesses; to propose and implement new projects, ensuring operational excellence in accordance with the Company's strategic planning; to plan and perform the activities of purchase and sale of energy, observing and performing the necessary risk management policy inherent to this business; to develop and deliver services to customers; to manage the processes relating to regulatory matters, energy planning, operations engineering, retail marketing activities and distribution, as well as processes related to the purchase and sale of energy generation businesses, commercialization and distribution;

c) Of the Institutional Relations Vice President Officer, to direct and lead external communications, and the elaboration of the regulatory and institutional matters relating to the Company and its controlled companies, as well as its legal and environmental departments; to define and ensure the compliance with the principles and sustainability rules of the Company and its subsidiaries, directly or indirectly, or associated companies, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur.

d) Of the Business Development Vice President Officer, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation and commercialization and related or complementary activities;

e) Of the Financial Vice President Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, risk monitoring, and the management of activities inherent to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; and

f) Of the Administrative Vice President Officer, to direct and lead the activities of information technology, quality, supplies, infrastructure, services center and administrative logistics of the Company and its subsidiaries; to direct the organizational management processes and systems and propose and/or promulgate the internal rules; being also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.

Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors or, in case of his/her impediment, the Vice President for Operations, shall perform his/her duties temporarily until the substitute is elected.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by one of the Vice President Officer to be appointed by the Board of Directors.

Paragraph 2 - In the event of absence or temporary impediment of any Vice President Officer, the Chief Executive Officer shall replace him/her or appoint another Vice President Officer to do so.

Article 21 - The duties of the Board of Officers are to:

I - Perform all acts necessary to the regular operation of the Company;

II - Submit to the Board of Directors the Company Policies and Strategies;

III - Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws;

IV - Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than two million reais (R$2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (R$20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$2,000,000.00) in business concerning  interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated, directly or indirectly, in an amount higher than five million reais (R$5,000,000.00);

V - Submit to the Board of Directors an Annual Corporate Events Calendar , informing the scheduled corporate events and containing at least the information set out in the  Bylaws of Novo Mercado provided by BM&FBOVESPA;

VI - Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

Article 22 - The Board of Officers shall meet upon call of the Chief Executive Officer, with the majority of its members.

Sole Paragraph - The decisions of the Board of Officers shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Officers; (ii) by one sole Officer, provided that previously authorized by the Board of Directors; (iii) by one Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the period(s) of time of the financing contract(s).

Paragraph 2 - With due regard to provisions herein, the Company may be represented by a sole Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Article 24 - It is the duty of any member of the Board of Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Officers, and shall inform his/her decision and the reasons supporting it and the dismissal shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Officer shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CHAPTER V

The Audit Committee

Article 26- The Audit Committee, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of alternates, with a term of office effective until the Annual Shareholders Meeting subsequent to their election, reelection allowed.

Paragraph 1 - The members of the Audit Committee shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Audit Committee.

Paragraph 2 - The investiture of the members of the Audit Committee taking office is conditioned to the previous formalization of the Instrument of Consent of the Audit Committee Members according to the terms of the Bylaws of Novo Mercado, as well as the attendance of the applicable legal requirements.

Paragraph 3 - The fees of the Audit Committee members shall be fixed by the Annual Shareholders Meeting.

Paragraph 4 - The duties of the Audit Committee are the ones set out in the law and it shall function permanently.

CHAPTER V

The Fiscal Year

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Audit Committee, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a)         five per cent (5%) to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b)         payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c)         the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Article 29 - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Article 31 - The dividends, except as otherwise decided by the Shareholders Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders Meeting may allocate to the Board of Directors and to the Board of Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CHAPTER VII

WINDING UP

Article 34 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CHAPTER VIII

TRANSFER OF CONTROL

Article 35 - The disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under suspensive or terminating condition that the Acquirer undertakes to conduct a tender offer to purchase the shares held by the other shareholders of the Company, subject to the conditions and terms set forth by the applicable legislation and the Bylaws of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the Selling Controlling Shareholder

Sole Paragraph  – The Tender Offer which this article refers to shall also be required: (i) when there is assignment for consideration of subscription rights and of other rights related to securities convertible into shares, which may result in the Transfer of the Company’s Control, or (ii) in the event of sale of the control of the company that holds the Control of the Company, in which case the Selling Controlling Shareholder shall give notice of the attributable amount to the Company to BM&FBOVESPA, and the attached documentation proving such amount.

Article 36  – Any person acquiring Control as a result of a private transaction entered into by a Controlling Shareholder (regardless of the number of shares) shall be required to (i) carry out the public bid provided in Article 35 above, and (ii) pay, under the terms indicated below, the amount equivalent to the difference between the tender offer price and the price paid for share eventually acquired at the market over the six-month period preceding the date of acquisition of Control, properly adjusted until the payment date. Such amount shall be distributed among all people who sold shares of the Company in the same trading sessions at which the Acquirer performed the acquisitions, on a pro rata basis to the net seller daily balance of each one, being BM&FBOVESPA responsible to operate the distribution, in the terms of its regulations.

Sole Paragraph – The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title of his/her/its shares while the purchaser has not executed the Statement of Consent of Controlling Shareholders referred to at the Bylaws of Novo Mercado of BM&FBOVESPA entered into by the Company, by means of which they shall commit to comply with the rules set forth therein.

Article 37 - The Company shall not register any share transfers to the Acquirer or to those who might subsequently hold the Control, until the Acquirer has signed the Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

Article 38 - The Company shall not file any Shareholders’ Agreement regarding the exercise of the Control at the head office of the Company, whilst its signatories have not signed Statement of Consent of Controlling Shareholders of the Bylaws of Novo Mercado.

CHAPTER IX

DELISTING OF THE COMPANY

Article 39 - – In the tender offer for the acquisition of shares, to be made by the Controlling Shareholder or by the Company, for the delisting of the Company, the minimum price to be offered shall correspond to the Economic Value verified in an appraisal report prepared in accordance to the terms of Paragraphs 1 and 2 of this Article 39, being all applicable legal and regulations observed.

Paragraph 1 - The appraisal report referred to in the caput of this Article shall be prepared by a specialized institution or entity, with experience and independence regarding the Company’s decision-making power of its Directors and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76, and shall contain the limit to the responsibility provided in Paragraph 6 of this same Article.

Paragraph 2 - The choice of the specialized institution or entity responsible for the determination of the Economic Value of the Company is of exclusive competence of the Shareholders’ Meeting, as of the presentation, by the Board of Directors, of three nomination list, and the respective decision, not computing the votes in blank, shall be made by the majority of the votes of the shareholders representing the Free Float Shares present in that Meeting, which, if installed on first call, shall have the presence of shareholders that represent, at least, twenty per cent (20%) of the total of the Free Float Shares, or if installed on second call, might have the presence of any number of members representing the Free Float.

Paragraph 3 - With due regard to the other terms of the Bylaws of Novo Mercado of BM&FBOVESPA, these Bylaws and the legislation in force, the tender offer for the delisting may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party.

Paragraph 4 - The cancellation shall be preceded by an Extraordinary Shareholders’ Meeting that shall decide specifically on such delisting.

Article 40 – In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders’ Meeting is called to resolve on the delisting of the Company, the controlling shareholder, or shareholders group holding the control of the Company, shall inform in such meeting the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished.

Paragraph 1 - The tender offer shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in this Article.

Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in this article shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out the tender offer at the value calculated in the appraisal report.

CHAPTER X

WITHDRAW FROM THE NOVO MERCADO

Article 41 - In the event of a decision to withdraw the Company from Novo Mercado, so that the securities issued by it be registered for trade outside the Novo Mercado Segment, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the Controlling Shareholder, shall implement a tender offer for the acquisition of the shares owned by the other shareholders of the Company, at least, for the Economic Value to be ascertained in an appraisal report prepared pursuant to the terms of Paragraphs 1 and 2 of Article 39, in accordance with the applicable legal and regulatory rules.

Article 42 - In the absent of a clear Controlling Shareholder, if decided the withdraw of the Company from the Novo Mercado so the securities issued by the Company to be registered for trade outside the Novo Mercado, or if by consequence of a corporate restructuring transaction, under which the company resulting from this restructuring does not have its securities admitted in negotiations in Novo Mercado in a 120-day term counted from the date of the Shareholders’ Meeting which approved said transaction, the withdraw shall be conditioned upon the tender offer for the acquisition of shares in the same conditions foreseen in the article above.

Paragraph 1 - Such Shareholders’ Meeting shall determine the responsible parties for implementation of the tender offer for the acquisition of shares, who, attending the Shareholders’ Meeting, shall be required to expressly undertake to implement the tender offer.

Paragraph 2 - In the absence of a definition of the responsible parties for the implementation of the tender offer for the acquisition of shares, in the event of a corporate restructuring transaction, in which the company arising from said restructuring does not have its securities admitted to negotiation in the Novo Mercado, the shareholders who voted for the corporate restructuring shall be responsible for the implementation of the tender offer.

Article 43 - The withdraw of the Company from the Novo Mercado due to the non-compliance with the obligations set forth in the Bylaws of Novo Mercado, is conditioned upon the implementation of the tender offer for the acquisition of shares at least for the Economic Value of the shares, to ascertained in a appraisal report according to Article 39 of this By-laws, pursuant to the applicable legal and regulatory rules.

Paragraph 1 - The Controlling Shareholder shall implement the tender offer set forth in the caption of this article.

Paragraph 2. - In the event there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein arises from the decision of the Shareholders’ Meeting, the shareholders who voted in favor of the decision, which triggered the respective non compliance, shall implement the tender offer set forth herein.

Paragraph 3 - In the event of there is no Controlling Shareholder and the withdraw from Novo Mercado mentioned herein, occurs as a consequence of an act or fact from management, the Company’s Managers shall call a Shareholders’ Meeting which the agenda shall be the decision on how to remedy the non compliance with the obligations of the Bylaws of Novo Mercado or as the case may be decide on the withdraw of the Company from Novo Mercado.

Paragraph 4 – In the event that the Shareholders’ Meeting mentioned in Paragraph 3 above decides for withdraw of the Company from the Novo Mercado, said Shareholders’ Meeting shall define the responsible party(ies) for the implementation of the tender offer for the acquisition of the shares issued by the Company, who shall be required to expressly undertake to implement the tender offer.

CHAPTER XI

ARBITRATION

Article 44 –  The Company, the shareholders, the managers and the members of the Fiscal Counsel undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of the Brazilian Corporate Law, these By-laws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Bylaws of Novo Mercado, the Arbitration Rules, the Sanction Rules, Arbitration Clauses and of the Novo Mercado Participation Agreement.

CHAPTER XII

GENERAL PROVISIONS

Article 45 – The provisions set forth in the Bylaws of Novo Mercado, shall prevail over the provisions of these By-laws, in the event of damage to the rights of the recipients of the tender offer set forth in these By-laws.

Article 46  - The Company shall abide by the shareholders’ agreements, filed at its head office, which provide on restrictions of the circulation of shares, right of first refusal for its acquisition, exercise of vote, or control, in the Shareholders’ Meetings and in the Meetings of the Board of Directors, and shall cause (i) the depositary financial institution to notate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders’ Meeting, as the case may be, to refuse the validity of vote cast against its provisions.

Article 47 - The monetary values referred to in Articles 17 and 21 of these By-laws are those set forth in the Shareholders’ Agreement and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getúlio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.